SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on April 14, 2014

1. Date, Time and Venue: On April 14, 2014, at 2 p.m., in the headquarter of the Company, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: The members of the Board of Directors were duly summoned. Six of the members were present at the meeting, therefore, the instatement and approval quora  were verified, as set forth in Article 21 of Company’s Bylaws.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance:

4.1. To change the call notice and instatement quorum of meetings of the Company’s Finance Executive Committee, Ethics Executive Committee and Investment Executive Committee, with the consequent amendment of the wording of the Charters of the Committees, as attached to the present minutes as Annex I, as follows: (i) Charter of the Finance Executive Committee, (ii) Charter of the Ethics Executive Committee; and (iii) Charter of the Investment Executive Committee.

4.2.  To elect to be a member of the Finance Executive Committee, for a term of office to end on April 14, 2016: (i) Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of identity card No. 24.885.811-7, and enrolled with CPF/MF under No. 153.803.238-47; (ii) Rodrigo Osmo, Brazilian, married, chemical engineer, bearer of identity card No. 25.254.176-5, and enrolled with CPF/MF under No. 268.909.818-04; (iii) André Bergstein, Brazilian, married, electrical engineer, bearer of identity card No. 04.368.099-0, and enrolled with CPF/MF under No. 010.995.487-48; (iv) Gustavo Henrique Paganoto Moscatelli, Brazilian, married, business administrator, bearer of identity card No. 33.546.713-1, and enrolled with CPF/MF under No. 353.651.228-36, all with offices located at the headquarter of the Company. Mr. André Bergstein will be the Coordinator of the Finance Executive Committee.

4.3. To elect to be a member of the Ethics Executive Committee, for a term of office to end on April 14, 2016: (i) Sandro Rogério da Silva Gamba, above qualified; (ii) André Bergstein, above qualified; (iii) Luiz Carlos Siciliano, Brazilian, married, business administrator, bearer of identity card No. 05.688.896-9, and enrolled with CPF/MF under No. 789.622.427-53; (iv) Norival Zanata Junior, Brazilian, married, auditor, bearer of identity card No. 19.766.793, and enrolled with CPF/MF under No. 165.261.498-20; and (v) Adriana Farhat, Brazilian, single, business administrator, bearer of identity card No. 32.981.507-6, and enrolled with CPF/MF under No. 302.152.538-50, all with offices located at the headquarter of the Company. Mr. Sandro Rogério da Silva Gamba will be the Coordinator of the Ethics Executive Committee.

4.4. To elect to be a member of the Investment Executive Committee, for a term of office to end on April 14, 2016: (i) Sandro Rogério da Silva Gamba, above qualified; (ii) André Bergstein, above qualified; (iii) Luiz Carlos Siciliano, above qualified; (iv) Octavio Marques Flores, Brazilian, married, civil engineer, bearer of identity card No. 19.791.211-4, and enrolled with CPF/MF under No. 272.124.128-13; and (v) Katia Varalla Levy, Brazilian, married, civil engineer, bearer of identity card No. 22.251.966-6, and enrolled with CPF/MF under No. 173.200.058-16, all with offices located at the headquarter of the Company. Mr. Sandro Rogério da Silva Gamba will be the Coordinator of the Investment Executive Committee.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those attending the meeting. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors:  Odair Garcia Senra, Nelson Machado, Guilherme Affonso Ferreira, Maurício Marcellini Pereira, Cláudio José Carvalho de Andrade, José Écio Pereira da Costa Júnior, Gerald Dinu Reiss, Rodolpho Amboss and Henri Philippe Reichstul.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

ANNEX I – CHARTER OF THE COMMITTEES

I.1 – CHARTER OF THE FINANCE EXECUTIVE COMMITTEE

ARTICLE I

FINANCE COMMITTEE

1.                  The Finance Committee (“Committee”) is a collegiate body created to assist and provide information to the Board of Directors (“Board”), in accordance with the terms of Section 34, sole paragraph, of the Bylaws of Gafisa S.A. (“Company”).

2.                  Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board.  The recommendations of the Committee will be supported by an assessment of risks and, whenever applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE FINANCE COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of minimum 3 and maximum 5 members, to be elected by the Board among the officers (executive officers or not) of the Company and/or its controlling companies.  The term of office of the Committee members will be 2 years provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator from among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a)    to recommend to the Board the approval of financial agreements that are not inside the operational routine of the Company and required approval of the Board;

(b)   to elaborate policies related to: (i) financial investment of the Company; (ii) raising of financing through capital markets; and (iii) tendering of guaranties;

(c)    to monitor and report, as necessary, the (i) Policy of Corporative and Financial Risks, (ii) Policy of Guaranties and Credit Limits of the Company, and (iii) other policies described in item (a) above;

(d)   to monitor the start-up of the Annual Investments Plan, as approved by the Board;

(e)    to monitor and report the cash flow and Short and Long Term Debt Policy;

(f)    to monitor and report the debt structure and make suggestions of amendments as often as necessary; and

(g)   to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

ARTICLE IV

MEETINGS

6. The Committee will hold its meetings as often as it is necessary.  Meetings will be called by the Coordinator, by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

7. Committee meetings may be held at the headquarters of the Company or any other location, as previously agreed by the members.  Meetings via telephone conference or video conference are permitted.

8. The instatement quorum of the meetings will be of, at least, half of the Committee’s members. The deliberations will be approved by the majority of the members present at the meeting. The Coordinator shall have, in addition to his own vote, a casting vote in the event of a tie.

9. The remaining directors, executive officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

10. Any Committee meeting may be treated on a confidential basis, wholly or in part, whenever the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

11. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

12. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company's business.  The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties.  The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

12.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a)                Material:  any resolution adopted by a shareholders' meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors' decisions to trade such securities; or (c) investors' decisions to exercise any rights attaching to the securities of the Company;

(b)               Inside:  any information imparted to a particular person or group before it is disclosed to the public; and

(c)                Strategic:  any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF EXECUTIVE OFFICERS AND ANNUAL REVIEW

13. In advance of each meeting of the Committee, the Board of Executive Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

14. On an yearly basis, if so requested by the Board, the Board of Executive Officers will submit to the Committee a review of the results of the plans, projects and strategic investments fully carried out by the executive officers during the period in question, or still under way.

15. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board of Directors for review.

1.2 – CHARTER OF THE ETHICS EXECUTIVE COMMITTEE

ARTICLE I

ETHICS COMMITTEE

1.The Ethics Committee (“Committee”) is a collegiate body created to assist and provide information to the Board of Directors (“Board”), in accordance with the terms of Section 34, sole paragraph, of the Bylaws of Gafisa S.A. (“Company”).

2. Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board.  The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE ETHICS COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of minimum 3 and maximum 5 members to be elected by the Board among officers (executive officers or not) of the Company and and/or its controlling companies and managers of the Company allocated in the following areas: (i) Financial; (ii) Legal; (iii) People; (iv) Operations; and (v) Internal Auditor. The term of office of the Committee members will be 2 years provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a)    to solve ethics conflicts that are not solved by the hierarchical chain or that are not included in this code or in its guidelines;

(b)   to guarantee confidentiality on received information;

(c)    to take actions related to the Code of Ethics violations;

(d)   to approve costs of air tickets and lodgings sponsored by suppliers for employees of the Company, for technical visits, workshops, conference, fairs, etc;

(e)    to approve the hiring of suppliers who maintain personal relationship with employee’s relatives of first degree: father, mother, brothers/sisters, son/daughters, spouses, cousins, nephews/nieces and uncles/aunts; and

(f)    to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

6. The Committee also will be responsible to inform to the Internal Auditors of the Company and to the Audit Committee, all accusation received by the “Canal Confidencial”, as the actions the related to them.

ARTICLE IV

MEETINGS

7. The Committee will hold its meetings as often as it is necessary.  Meetings will be called by the Coordinator, by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

8. Committee meetings may be held at the headquarters of the Company or any other location, as previously agreed by the members.  Meetings via telephone conference or video conference are permitted.

9. The instatement quorum of the meetings will be of, at least, half of the Committee’s members. The deliberations will be approved by the majority of the members present at the meeting. The Coordinator shall have, in addition to his own vote, a casting vote in the event of a tie.

10. The remaining directors, executive officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

11. Any Committee meeting may be treated on a confidential basis, wholly or in part, whenever the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

12. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

13. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company's business.  The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties.  The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

13.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a)                Material:  any resolution adopted by a shareholders' meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors' decisions to trade such securities; or (c) investors' decisions to exercise any rights attaching to the securities of the Company;

(b)               Inside:  any information imparted to a particular person or group before it is disclosed to the public; and

(c)                Strategic:  any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF OFFICERS AND ANNUAL REVIEW

14. In advance of each meeting of the Committee, the Board of Executive Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

15. On an yearly basis, if so requested by the Board, the Board of Executive Officers will submit to the Committee a review of the results of the plans, projects and strategic investments fully carried out by the executive officers during the period in question, or still under way.

16. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board of Directors for review.

I.3 – CHARTER  OF THE INVESTMENT EXECUTIVE COMMITTEE

ARTICLE I

INVESTMENT COMMITTEE

1. The Investment Committee (“Committee”) is a collegiate body created to assist and provide information to the Board of Directors (“Board”), in accordance with the terms of Section 34, sole paragraph, of the Bylaws of Gafisa S.A. (“Company”).

2. Considering that the Committee is an advisory body to the Board, the resolutions of the Committee constitute mere recommendations to the Board. The recommendations of the Committee will be supported by an assessment of risks and, where applicable, by comments from the legal department of the Company.

ARTICLE II

MEMBERSHIP AND OPERATION OF THE INVESTMENT COMMITTEE

3. The Committee will not operate on an ongoing basis and will be comprised of minimum 3 and maximum 5 members, to be elected by the Board among the officers (executive officers or not) of the Company and/or its controlling companies. The term of office of the Committee members will be 2 years, provided, further, that no additional compensation will be payable for service as a Committee member.

3.1. There will be no hierarchy among the members of the Committee.

4. A majority of the Committee members will elect a Coordinator among their number.

4.1. The Coordinator will have responsibility for oversight and organization of the operations of the Committee as well as for preparation, organization, recording and distribution of the agenda and minutes of the Committee meetings, and any information required in connection with the discussion of such agenda.

ARTICLE III

DUTIES AND RESPONSIBILITIES

5. The Committee will have the following duties and responsibilities, in addition to others that may be assigned by the Board:

(a)    to review, discuss and recommend any purchases of land and new real estate developments by the Company or any of the other companies controlled by it;

(b)   to submit to Board of Directors’ approval the purchases of land and new real estate developments (i) that the VGV of the commercial units represents at least 50% of the total VGV of the development; or (ii) having a cash exposure in excess of R$ 45 million or involving amounts in excess of 1.5% of the net asset value of the Company, whichever is greater;

(c)    to advice the executive officers on negotiation of new business transactions and structuring of deals;

(d)   to monitor start-up of new projects and related cash flows;

(e)    in special cases, to engage in negotiations and structuring of new types of business transactions; and

(f)    to review and assess the adequacy of this charter and recommend any proposed changes to the Board.

ARTICLE IV

MEETINGS

6. The Committee will hold its meetings as often as it is necessary.  Meetings will be called by the Coordinator, by letter, e-mail, telegram or fax sent at least three days in advance, provided, however, that a meeting attended by all Committee members will be deemed to be duly constituted, irrespective of any notice.

7. Committee meetings may be held at the headquarters of the Company or any other location, as previously agreed by the members.  Meetings via telephone conference or video conference are permitted.

8. The instatement quorum of the meetings will be of, at least, half of the Committee’s members. The deliberations will be approved by the majority of the members present at the meeting. The Coordinator shall have, in addition to his own vote, a casting vote in the event of a tie.

9. The remaining directors, executive officers, impendent auditors or advisors of the Company will attend a meeting of the Committee whenever so requested, but will have no voting rights at such meeting.

10. Any Committee meeting may be treated on a confidential basis, wholly or in part, whenever the Coordinator believes such treatment would be advisable considering the matters at hand, including with respect to the conclusions reached.

ARTICLE V

DUTIES AND PREROGATIVES OF THE COMMITTEE AND ITS MEMBERS

11. In the discharge of the duties and responsibilities of their offices, the members of the Committee will abide by the Company's Code of Ethics, and applicable rules and regulations.

12. The members of the Committee will have fiduciary obligations to the Company and may not disclose to third parties any documents or information regarding the Company’s business. The members of the Committee will hold in secrecy any material, inside or strategic information of the Company obtained by virtue of their offices and will ensure that no such information will be accessible to third parties. The members of the Committee may not use any such information to obtain any gains for himself or herself or for another person.

12.1. For the purpose of the foregoing provisions of this section, the following meanings will apply:

(a)                Material:  any resolution adopted by a shareholders’ meeting or the management of the Company or any other act or event in connection with the corporate business that may have significant effect on (a) the quoted prices for the securities of the Company; or (b) investors’ decisions to trade such securities; or (c) investors’ decisions to exercise any rights attaching to the securities of the Company;

(b)               Inside:  any information imparted to a particular person or group before it is disclosed to the public; and

(c)                Strategic:  any information that may provide the Company with a gain or competitive advantage over its competitors, or that needs to be kept secret due to its relevance.

ARTICLE VI

REPORT BY THE BOARD OF OFFICERS AND ANNUAL REVIEW

13. In advance of each meeting of the Committee, the Board of Officers will make available to the Coordinator, for distribution to the Committee members, one or more reports on matters falling within the scope of authority of the Committee that are being reviewed by the Company, with a description of the strategies and actions proposed to be adopted and/or currently adopted by the Company with respect to such matters.

14. On an yearly basis, if so requested by the Board, the Board of Officers will submit to the Committee a review of the results of the plans, projects and strategic investments fully carried out by the executive officers during the period in question, or still under way.

15. The conclusions of any such annual review requested by the Board and the comments and recommendations from the Committee in connection therewith will be submitted to the Board for review.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 14, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer